Exhibit 99.1

Stockholm, Sweden	October 21, 2022

Calliditas Therapeutics’ nomination committee composition for the AGM 2023

Calliditas Therapeutics AB (publ.) publishes the nomination committee’s composition for the AGM in 2023.

The nomination committee, which is appointed in accordance with the principles adopted by the extraordinary general meeting in 2017, consists of:

• Patrick Sobocki, appointed by Stiftelsen Industrifonden

• Karl Tobieson, appointed by Linc AB

• Jan Särlvik, appointed by Fjärde AP-fonden

• Elmar Schnee (chairman of the board of directors)

The nomination committee shall, before the annual general meeting 2023, prepare a proposal for the election of chairman and other members of the board of directors, the election of chairman of the annual meeting, election of auditors, the determination of fees and matters pertaining thereto.

For more information please visit:

https://www.calliditas.se/en/nomination-committee-2314/

Shareholders who wish to submit proposals to the nomination committee for the annual general meeting on May 17, 2023, can do so by e-mail to finance@calliditas.com. Proposals should be submitted to the nomination committee before March 29, 2023.

For further information, please contact:

Fredrik Johansson, CFO at Calliditas

Email: fredrik.johansson@calliditas.com

Telephone: +46 703 52 91 90

The information was submitted for publication, through the agency of the contact person set out above, at 10.00 a.m CET on October 21, 2022.

About Calliditas Therapeutics

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYOTM and conditional marketing authorization by the European Commission under the trade name KINPEYGO®. KINPEYGO is being commercialized in the European Union Member States by Calliditas’ partner, STADA Arzneimittel AG. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).